Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors of Qualtrics International Inc.
The Board of Directors of SAP SE:

We consent to the use of our report dated October 13, 2020, with respect to the consolidated balance sheets of Qualtrics International Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP
Salt Lake City, Utah
December 28, 2020